Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 27, 2014, Integrys Energy Group, Inc. (“Integrys”) sent an email to the leadership group of Integrys relating to the acquisition of Integrys by Wisconsin Energy Corporation.  A copy of the email follows:

Subject Line:  WEC/TEG Transaction Update for Leaders

Leaders,

I know this has been a busy week for each of you and I wanted to take this opportunity on behalf of the senior staff to say thank you for your unwavering commitment to Integrys, our employees and our customers.  For that, you have our deepest appreciation.

I also know many employees – including more than a few leaders – have expressed shock, anger and frustration about the acquisition. I've heard questions like "Why didn't we buy them?" and "What happened to controlling our own destiny?" and "How is this good for the customer and the employee?" There are many other detailed questions, most of which are not answerable at this time, but which will have answers down the road.

I want to touch on the questions I have been asked most often:
1.
Why didn't we buy them? There are two reasons. First, the TEG growth plan was an organic one, where we would grow and improve from the inside. The second reason is that we could not afford to acquire Wisconsin Energy. The market valuation of WEC is approximately $10 billion compared to our approximately $5 billion.

2.
What happened to controlling our own destiny? We have controlled our destiny by selecting a partner that will fuel long-term growth. There comes a point where the forces of the market have to be accommodated in the best way possible. The utility industry is consolidating. Weak companies are in poor positions to pick their partners or negotiate their best prices. We are fortunate that we have focused on being a strong company. That has enabled us to remain as independent as we have been for as long as we have been. And now that consolidation has come to our door, we are fortunate to have a strong potential partner in WEC.

3.
How is this good for customers and employees? The benefit to customers comes in two ways. The financial performance of the combined company is expected to minimize the potential rate impact in the long run. And the new company will continue the historic support of communities it serves. Employees, as well, are expected to benefit from the opportunities that a larger company can create. There may be opportunities to advance in leadership or to work in different locations. There may be other impacts on employees in the corporate and shared services teams, but it is far too early to speculate on what those may be.

Obviously, news that we are selling the company is surprising and distracting and causes uncertainty amongst our employees.  As leaders, you should continue to stay close to our teams so you can anticipate questions and issues. Your presence is reassuring. It is equally important to proactively provide the information and resources employees will want to have as we work to complete the combination with Wisconsin Energy. As new information starts to flow, we're counting on you to share that information with your teams.

The foundation for Integrys’ commitment to serve starts with our employees.  And as Charlie said at the beginning of the week, our customers are counting on us to make sure that our operations do not miss a beat.  We need to carry out our jobs with the same skill, focus on safety and high level of execution that have made us the strong company we are today.

I have included links to a couple of references, programs and services that are available to all employees:
•	Strategies for Coping with Uncertainty
•	Employee Resource Center services
All employees may find this information helpful. If you or your team have specific questions, please direct them to your HR Business Partner.

As you continue to meet with your employees, it will be important to send the feedback to CorpCommunications@integrysgroup.com.  The information we gather from across the organization will be particularly helpful as we identify future topics of communications and ensure that we continue to meet the needs of our employees.

Thank you again for your hard work and dedication.

Bill Laakso
VP & Chief HR Officer

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Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.